FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS SECOND QUARTER 2019
FINANCIAL RESULTS

TORONTO, August 13, 2019 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial results for the six months ended June 30, 2019.

“We made excellent progress in the second quarter toward achieving two key near-term milestones,” said Robert L. Kirkman, M.D., Executive Chair of Trillium Therapeutics. “We have secured a meeting with the U.S. Food and Drug Administration later this quarter to discuss a proposed pivotal trial of intratumoral TTI-621 in patients with cutaneous T-cell lymphoma. We have enrolled patients under our amended TTI-621 intravenous protocol that will allow us to dose cutaneous T-cell lymphoma patients beyond 0.5 mg/kg.”

Second Quarter 2019 Financial Results:

As of June 30, 2019, Trillium had a combined cash and cash equivalents and marketable securities balance of $42.8 million, compared to $45.4 million at December 31, 2018. The June 30, 2019 working capital balance was $31.4 million, compared to $34.2 million at December 31, 2018. The decrease in cash and cash equivalents and marketable securities, and the decrease in working capital was due mainly to cash used in operations, partially offset by the cash received from the February 2019 public offering.

Net loss for the six months ended June 30, 2019 of $17.2 million was lower than the loss of $20.9 million for the six months ended June 30, 2018. The net loss was lower due mainly to a net warrant liability revaluation gain of $6.1 million and lower clinical trial related expenses, which were partially offset by a net foreign currency loss of $1.1 million in the current year compared to a net foreign currency gain of $3.0 million in the prior year, and higher manufacturing costs.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

Amounts in thousands of Canadian	Six months ended	Six months ended
dollars except per share amounts	June 30, 2019	June 30, 2018
Revenue	$34	$-
Research and development expenses	20,672	22,063
General and administrative expenses	1,924	2,276
Net finance income	(5,403)	(3,464)
Income tax expense	15	6
Net loss and comprehensive loss for the period	17,174	20,881
Basic and diluted loss per common share	0.77	1.57

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian dollars	June 30, 2019	December 31, 2018
Cash and marketable securities	$42,769	$45,409
Total assets	52,041	55,459
Total equity	36,764	41,601

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our plan to discuss our pivotal pathway with the FDA, and our ability to further dose escalate in the intravenous trial. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on in the Company’s Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities Exchange Commission and available at www.sec.gov and www.sedar.com, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Any forward-looking statements speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation, whether as a result of new information, future events or results or otherwise. All forward-looking statements herein are qualified in their entirety by this cautionary statement.

Investor Relations:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com